

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2014

Via E-mail
Kendall Smith
Chief Executive Officer
Aja Cannafacturing, Inc.
533 Birch Street
Lake Elsinore, CA 92530

RE: Aja Cannafacturing, Inc.
Preliminary Information Statement on Schedule 14C
Filed October 24, 2014
File No. 000-55014

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. In reviewing your Pre 14C and other recent filings it has come to our attention that your recent merger to become Aja Cannafacturing may qualify as a reverse merger. It also appears that there has recently been a change in control by which Mr. Kendall Smith has gained control of the company. However, our records indicate that you have not filed either a 5.01 or 5.06 8-K. Please advise or provide the required disclosure as appropriate in a Form 8-K. You may wish to review CF Disclosure Guidance: Topic No. 1 Staff Observations in the Review of Forms 8-K Filed to Report Reverse Mergers and Similar Transactions. Available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic1.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Emily Drazan, Attorney-Adviser, at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Joe Laxague, Esq.
        Kayla Dickson, Esq.